AMENDED SCHEDULE A

dated November 1, 2020

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT,

dated December 31, 2019, between

THE ADVISORS’ INNER CIRCLE FUND III

and

PENN MUTUAL ASSET MANAGEMENT, LLC

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Share Class	Maximum Annual Operating Expense Limit	Initial Term End Date
Penn Mutual AM Strategic Income Fund	I	1.00%	May 31, 2019
Penn Mutual AM 1847 Income Fund	I	0.65%	May 31. 2022

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III	PENN MUTUAL ASSET MANAGEMENT, LLC

By:	/s/ James Bernstein	By:	/s/ Keith G. Huckerby
Name:	James Bernstein	Name:	Keith G. Huckerby
Title:	Vice President & Secretary	Title:	Senior Managing Director & Chief Operating Officer